EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Mar 2023 £m

Equity
Ordinary shareholders’ equity	40,611
Other equity instruments	7,075
Non-controlling interests	248
Total equity	47,934

Indebtedness
Subordinated liabilities	11,575
Debt securities
Debt securities in issue	76,003
Liabilities designated at fair value through profit or loss	5,124
Total debt securities	81,127
Total indebtedness	92,702

Total capitalisation and indebtedness	140,636
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2023, all indebtedness was unsecured except for £14.8 billion of securitisation notes and covered bonds and £1.2 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 31 March 2023.
There has been no material change in the information set forth in the table above since 31 March 2023.